UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549
                            -------------------------

                                  SCHEDULE 13D
                                 (Rule 13d-101)

    INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a)
             AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

                               (Amendment No. 1) *


            Meritage Hospitality Group Inc., a Michigan corporation
--------------------------------------------------------------------------------
                                (Name of Issuer)


                         Common Shares, $.01 par value
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                  59000K 10 1
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                                James R. Saalfeld
                       c/o Meritage Hospitality Group Inc.
                        40 Pearl Street, N.W., Suite 900
                          Grand Rapids, Michigan 49503
                                 (616) 776-2600
--------------------------------------------------------------------------------
           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)


                               September 19, 2000
--------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e) 13d-1(f) or 13d-1(g), check the following box [ ].

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).





                                Page 1 of 3 Pages

--------------------------------------------------------------------------------
CUSIP NO.  59000K 10 1             Schedule 13D            Page  2  of  3  Pages
--------------------------------------------------------------------------------
   1   NAME OF REPORTING PERSON
       S.S OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

       James R. Saalfeld
--------------------------------------------------------------------------------
   2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP               (a)  [ ]
                                                                      (b)  [X]

--------------------------------------------------------------------------------
   3   SEC USE ONLY


--------------------------------------------------------------------------------
   4   SOURCE OF FUNDS

       N/A
--------------------------------------------------------------------------------
   5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
       TO TIME 2(d) OR 2(e)                                                 [ ]


--------------------------------------------------------------------------------
   6   CITIZENSHIP OR PLACE OF ORGANIZATION

       United States, State of Michigan
--------------------------------------------------------------------------------
                           7    SOLE VOTING POWER

                                     35,807
                       ---------------------------------------------------------
   NUMBER OF SHARES        8    SHARED VOTING POWER
     BENEFICIALLY
     OWNED BY EACH                        0
 REPORTING PERSON WITH ---------------------------------------------------------
                           9    SOLE DISPOSITIVE POWER

                                     35,807
                       ---------------------------------------------------------
                          10    SHARED DISPOSITIVE POWER

                                          0
--------------------------------------------------------------------------------
  11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       35,807
--------------------------------------------------------------------------------
  12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
       CERTAIN SHARES                                                      [ ]


--------------------------------------------------------------------------------
  13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

       0.8%
--------------------------------------------------------------------------------
  14   TYPE OF REPORTING PERSON

       IN
--------------------------------------------------------------------------------

     This Schedule 13D as previously filed is amended in Items 5 and 6 by adding the material below.

Item 5.  Interest in Securities of the Issuer.

          (a) Mr. Saalfeld owns 8,077 common shares of record and holds options for 27,730 common shares pursuant to Meritage's 1996 Management Equity Incentive Plan which are or will become exercisable within 60 days. See also page 2, nos. 11 and 13.

          (b)  See page 2, nos. 7, 8, 9 and 10.

          (c)  None.

          (d)  None.

          (e) On September 19, 2000, 1,392,858 issued and outstanding common shares were returned to the Issuer's treasury. Mr. Saalfeld was not involved in the event but was a party to a voting agreement, and held an irrevocable proxy, relating to these shares which gave Mr. Saalfeld the right to vote the shares. The voting agreement and proxy terminated effective September 19, 2000. Mr. Saalfeld's percentage of beneficial ownership substantially declined as a result of this event.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

     The voting agreement and irrevocable proxy referenced in Item 5(e) above terminated effective September 19, 2000.


                                   SIGNATURES

     After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.


Dated:  September 19, 2000                       /s/ James R. Saalfeld
                                                 -------------------------------
                                                     James R. Saalfeld


                               Page 3 of 3 Pages